                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                             (AMENDMENT NO. ____) *

                                   CORE, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, PAR VALUE $.10 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   21867P 10 2

                                 (CUSIP Number)
--------------------------------------------------------------------------------

                              PAUL J. NOZICK, ESQ.
                                ALSTON & BIRD LLP
                           1201 WEST PEACHTREE STREET
                             ATLANTA, GEORGIA 30309
                                 (404) 881-7451
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 29, 2001
          -------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].


NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                              (Page 1 of 23 Pages)

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 2 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                  FORTIS, INC.
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (A) [ ]
                                                                    (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                  NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                          [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    NEVADA

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                        None
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                        None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

------------------------- ------- ----------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [ ]

--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    HC

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 3 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   JEROME A. ATKINSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [ ]
                                                                       (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------- ----------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                             [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                        None
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                        None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]



--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 4 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   DREW DESKY
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                             [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER

                                               None
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                                  None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]

--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 5 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   KATHERINE GREENZANG
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                             None
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                             None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 6 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   GEORGE C. CARPENTER IV
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               488,556
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 7 OF 23 PAGES
-------------------------                           ----------------------------

-------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   JILL ANN CARPENTER
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


-------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

-------------------------------------------------------------------------------
       3  SEC USE ONLY


-------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

-------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

-------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

-------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               318,556
       NUMBER OF          -----------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          -----------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           -----------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

-------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

-------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]


-------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

-------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

-------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 8 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   CRAIG C. HORTON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               346,218
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 9 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   R. GARY DOLENGA
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               298,010
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]



--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 10 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   STEPHEN C. CAULFIELD
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               185,276
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 11 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   JOANNE B. CAULFIELD
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               12,000
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 12 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   LISA O. HANSEN
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               262,517
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 13 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   JAMES T. FALLON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               262,517
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 14 OF 23 PAGES
-------------------------                           ----------------------------


--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   MICHAEL D. LACHANCE
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               262,517
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 15 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   LESLIE ALEXANDRE
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               109,375
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 16 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   DAVID TOURANGEAU
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                              [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               37,000
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                            [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 17 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   RICHARD TOWLE
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (A) [ ]
                                                                        (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                             [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               36,000
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------------                           ----------------------------
CUSIP NO.  21867P 10 2                                     PAGE 18 OF 23 PAGES
-------------------------                           ----------------------------

--------------------------------------------------------------------------------
       1  NAME OF REPORTING PERSONS
                   JAMES R. BORIS
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


--------------------------------------------------------------------------------
       2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [ ]
                                                                       (B) [X]

--------------------------------------------------------------------------------
       3  SEC USE ONLY


--------------------------------------------------------------------------------
       4  SOURCE OF FUNDS
                    NOT APPLICABLE

--------------------------------------------------------------------------------
       5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEM 2(D) OR 2(E)                                             [ ]

--------------------------------------------------------------------------------
       6  CITIZENSHIP OR PLACE OF ORGANIZATION
                    UNITED STATES

--------------------------------------------------------------------------------
                          7       SOLE VOTING POWER
                                               36,000
       NUMBER OF          ------------------------------------------------------
         SHARES           8       SHARED VOTING POWER
      BENEFICIALLY                             2,323,986
        OWNED BY          ------------------------------------------------------
          EACH            9       SOLE DISPOSITIVE POWER
       REPORTING                               None
         PERSON           ------------------------------------------------------
          WITH            10      SHARED DISPOSITIVE POWER
                                               2,323,986

--------------------------------------------------------------------------------
      11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          2,323,986

--------------------------------------------------------------------------------
      12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [ ]


--------------------------------------------------------------------------------
      13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    23.1

--------------------------------------------------------------------------------
      14  TYPE OF REPORTING PERSON
                    IN

--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $.10 per share (the "Shares"), of CORE, Inc., a Massachusetts corporation (the "Issuer"). The Issuer's principal executive offices are located at 18881 Von Karman Ave., Suite 1750, Irvine, CA 92612.

ITEM 2.  IDENTITY AND BACKGROUND

A.       FORTIS, INC.

         One of the persons filing this statement is Fortis, Inc., a Nevada corporation ("Fortis"). Fortis is a holding company for corporations in the United States engaged in the financial services industry, including insurance. Fortis's executive offices are located at One Chase Manhattan Plaza, New York, New York 10005.

         Fortis is a wholly owned subsidiary of Fortis Insurance Holding N.V., a Netherlands corporation ("FIH"), which is controlled by two shareholders, Fortis
(B), a Belgium corporation ("Fortis (B)"), and Fortis (NL) N.V., a Netherlands corporation ("Fortis (NL)"), each of which indirectly owns 50% of the voting stock of FIH. Fortis (B) and Fortis (NL) are together the two persons ultimately in control of Fortis. Fortis is an intermediate holding company for insurance companies within the United States; FIH is an intermediate holding company for insurance companies throughout the world; and Fortis (B) and Fortis (NL) are ultimate controlling holding companies for a group of insurance, banking and other financial services companies worldwide.

         The name, business address, present principal occupation and citizenship of each executive officer and each director of Fortis, Fortis (B) and Fortis (NL) (collectively, the "Covered Persons") are set forth in Annex A hereto, which is incorporated herein by reference.

         During the past five years, to the best of Fortis's knowledge, none of its executive officers of directors and none of the executive officers or directors of Fortis (B) or Fortis (NL), has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to United States federal or state securities laws or finding any violation with respect to such laws.

B.       PROXY HOLDERS

         Jerome A. Atkinson, Drew Desky and Katherine Greenzang (the "Proxy Holders") are holders of proxies under the Voting Agreement (as defined in Item 4 below).

         The name, residential or business address, present principal occupation, name of employer and address of employer for each of the Proxy Holders are set forth in Annex B hereto, which is incorporated herein by reference.

         During the last five years, none of the Proxy Holders (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


C.       STOCKHOLDERS

         George C. Carpenter, Jill Ann Carpenter, Craig C. Horton, R. Gary Dolenga, Stephen C. Caulfield, Joanne B. Caulfield, Lisa O. Hansen, James T. Fallon, Michael D. Lachance, Leslie Alexandre, David Tourangeau, Richard Towle and James R. Boris (the "Stockholders") are the beneficial owners of the shares which are the subject of the Voting Agreement described in Item 4 below.


                                (19 of 23 Pages)

         The name, residential or business address, present principal occupation, name of employer and address of employer for each of the Stockholders are set forth in Annex C hereto, which is incorporated herein by reference.

         During the last five years, none of the Stockholders (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

A.       FORTIS, INC.

         As described in the response to Item 4 (which response is incorporated herein by reference), the Shares to which this statement relates have not been purchased by Fortis. In connection with, and as a condition to, Fortis and the Issuer entering into the Merger Agreement (as defined in the response to item
4), the Stockholders, who hold approximately 23.1% of the outstanding Shares (including options to acquire Shares beneficially owned by such shareholders), have entered into the Voting Agreement (as defined in the response to Item 4) pursuant to which the Stockholders have agreed to vote their shares in favor of adoption of the Merger Agreement and approval of the Merger (as defined in the response to Item 4) and not to dispose of such Shares, subject to certain exceptions.

B.       PROXY HOLDERS

         As described in the response to Item 4 (which response is incorporated herein by reference), the Shares to which this statement relates have not been purchased by the Proxy Holders.

C.       STOCKHOLDERS

         As described in the response to Item 4 (which response is incorporated herein by reference), none of the Shares held by the Stockholders were purchased in the transaction to which this statement relates.

ITEM 4.  PURPOSE OF TRANSACTION

         On March 29, 2001, the Issuer, Fortis and CORE Merger Sub, Inc. a wholly owned subsidiary of Fortis ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") which provides, among other things, that, subject to the satisfaction of the terms and conditions therein, Merger Sub will merge (the "Merger") with and into the Issuer. The separate existence of Merger Sub will cease upon consummation of the Merger, and the Issuer will be the surviving corporation in the Merger. At the Effective Time (as defined in the Merger Agreement), (i) each Share will be converted into, and become exchangeable for, the right to receive $4.92 in cash (the "Merger Price"); (ii) each option for Shares with an exercise price less than the Merger Price will be canceled and become exchangeable for the right to receive a cash payment equal to the difference between the option exercise price and the Merger Price; and
(iii) each option for Shares with an exercise price greater than the Merger Price will be converted into, and upon exercise and payment of the exercise price, exchangeable for, the right to receive the Merger Price.

         In addition, the Stockholders, who hold approximately 23.1% of the outstanding Shares (including options to acquire Shares beneficially owned by such shareholders), have entered into a voting agreement with Fortis and the Issuer (the "Voting Agreement") pursuant to which the Stockholders have agreed to vote their Shares in favor of adoption of the Merger Agreement and approval of the Merger, and not to dispose of such Shares, subject to certain exceptions. The Stockholders have appointed the Proxy Holders as their proxies to vote their Shares in favor of adoption of the Merger Agreement and approval of the Merger

         The Merger Agreement requires the approval of the holders of a two-thirds of the outstanding Shares.


                                (20 of 23 Pages)

         The purpose of the Voting Agreement is to help ensure that the requisite vote of the Issuer's shareholders will be obtained.

         Except as contemplated by the Merger Agreement and the Voting Agreement or as otherwise set forth in this Item 4, neither Fortis nor any one of the Proxy Holders or Stockholders has present plans or proposals which relate to or would result in (i) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (ii) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer's business or corporate structure; (vii) any change in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (viii) causing the Shares to cease to be listed on the NASDAQ National Market; (ix) the Shares becoming eligible for termination of registration pursuant to Section 12 (g) (4) of the Exchange Act; or (x) any action similar to any of those actions set forth in this Paragraph involving the Shares.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) and (b). 1,357,600 Shares and 969,386 options to acquire Shares, representing approximately 23.1% of the outstanding Shares (including options to acquire Shares beneficially owned by certain shareholders subject to the Voting Agreement), are subject to the Voting Agreement and therefore may be deemed to be beneficially owned by the Proxy Holders, the Stockholders and by Fortis. Inasmuch as the Voting Agreement is limited to the vote of the Shares with respect to the Merger Agreement and the Merger and certain related matters, the Proxy Holders, the Stockholders and Fortis have shared power to vote or to direct the vote with respect to the Shares subject to the Voting Agreement. The Voting Agreement provides, subject to certain exceptions, that the Stockholders may not dispose of their respective Shares without Fortis's consent. The Stockholders and Fortis therefore have shared power to dispose or direct the disposition of the Shares subject to the Voting Agreement.

         The following table sets forth information as of the date hereof regarding the beneficial ownership of Shares by the Stockholders, all of which are subject to the Voting Agreement and are therefore included in the shares listed as beneficially owned by the Proxy Holders, the Stockholders and Fortis.

        STOCKHOLDER              SHARES

George C. Carpenter IV           488,556    Includes 318,556 shares held jointly
                                            by Mr. Carpenter and his wife Jill
                                            Ann Carpenter and 170,000 shares
                                            issuable to Mr. Carpenter pursuant
                                            to options

Jill Ann Carpenter               318,556    Includes 318,556 shares held jointly
                                            by Ms. Carpenter and George C.
                                            Carpenter IV and excludes 170,000
                                            shares issuable to Mr. Carpenter
                                            pursuant to options

Craig C. Horton                  346,218    Includes 1,000 shares held by Mr.
                                            Horton as custodian for his son and
                                            170,000 shares issuable to Mr.
                                            Horton pursuant to options

R. Gary Dolenga                  298,010    Includes 195,010 shares issuable to
                                            Mr. Horton pursuant to options

Stephen C. Caulfield             185,276    Includes 12,000 shares held by
                                            Joanne B. Caulfield and 137,000
                                            shares issuable to Mr. Caulfield
                                            pursuant to options

Joanne B. Caulfield               12,000    Excludes 137,000 shares issuable to
                                            Stephen C. Caulfield pursuant to
                                            options

Lisa O. Hansen                   262,517    Includes 31,667 shares issuable to
                                            Ms. Hansen pursuant to options

James T. Fallon                  262,517    Includes 31,667 shares issuable to
                                            Mr. Fallon pursuant to options

Michael D. Lachance              262,517    Includes 31,667 shares issuable to
                                            Mr. Lachance pursuant to options

Leslie Alexandre                 109,375    Includes 94,375 shares issuable to
                                            Dr. Alexandre pursuant to options

David M. Tourangeau               37,000    Includes 36,000 shares issuable to
                                            Mr. Tourangeau pursuant to options

Richard J. Towle                  36,000    Includes 36,000 shares issuable to
                                            Mr. Towle pursuant to options

James R. Boris                    36,000    Includes 36,000 shares issuable to
                                            Mr. Boris pursuant to options

         Each of the Stockholders disclaims beneficial ownership of the shares subject to the Voting Agreement, other than the shares set forth opposite such Stockholder's name in the above table.


                                (21 of 23 Pages)

         (c). Other than the Merger Agreement and the Voting Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, there have been no transactions in Shares by Fortis, or, to the best knowledge of Fortis, by any of the Covered Persons, or by the Proxy Holders or the Stockholders during the past 60 days.

         (d). The right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares subject to the Voting Agreement are held by the Stockholders.

         (e). Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Other than the Merger Agreement and Voting Agreement described in the response to Item 4 (which response is incorporated herein by reference) and the transactions contemplated thereby, to the best of Fortis's knowledge of Fortis, , the Stockholders and the Proxy Holders, there are no contracts, arrangements, understandings or relationships between Fortis, the Stockholders or the Proxy Holders and any other person, or among any of Fortis (B), Fortis (NL) or any of the Covered Persons and any other person, with respect to the Shares.

         Other than the Merger Agreement, a copy of which is incorporated by reference herein, to the best of knowledge of Fortis, the Stockholders and the Proxy Holders, there are at present no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2(A) above, the Stockholders or the Proxy Holders and between such persons and any person with respect to any securities of the Issuer.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1 Agreement and Plan of Merger, dated as of March 29, 2001, among Fortis, Merger Sub and the Issuer (incorporated by reference to Exhibit 2.1 to the Issuer's Current Report on Form 8-K, filed March 30,
                           2001).

         Exhibit 2 Voting Agreement, dated as of March 29, 2001, among the Issuer, the shareholders of the Issuer named therein and Fortis (incorporated by reference to Exhibit 99.1 to the Issuer's Current Report on Form 8-K, filed March 30, 2001).

         Exhibit 3 Joint Filing Agreement, dated April 5, 2001, among Fortis, the Stockholders and the Proxy Holders.


                       [SIGNATURES CONTAINED ON NEXT PAGE]


                                (22 of 23 Pages)

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 6, 2001

                                     FORTIS, INC.


                                      /s/ Drew Desky
                                     -----------------------------------
                                     Name:  Drew Desky
                                     Title: Vice President


                                (23 of 23 Pages)

                                     ANNEX A
                                 TO SCHEDULE 13D

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                                  FORTIS, INC.

The names of the directors and the names and title of the executive officers of Fortis, Inc. and their business addresses and principal occupations are set forth below. Unless otherwise indicated, each individual is a United States citizen.

   NAME, BUSINESS ADDRESS            PRESENT POSITION WITH      PRESENT PRINCIPAL     COUNTY OF
                                         FORTIS, INC.              OCCUPATION         CITIZENSHIP

 J. Kerry Clayton                    President, CEO, and       President, CEO of       USA
 One Chase Manhattan Plaza           Director                  Fortis, Inc.
 New York, New York 10005

 Robert B. Pollock                   Executive Vice            Executive Vice          USA
 One Chase Manhattan Plaza           President, Treasurer,     President, Treasurer,
 New York, New York 10005            CFO and Director          CFO of Fortis, Inc

 Lesley Silvester                    Executive Vice President  Executive Vice          USA
 One Chase Manhattan Plaza                                     President of Fortis,
 New York, New York 10005                                      Inc.


 Allen R. Freedman                   Director                  Consultant              USA
 One Chase Manhattan Plaza
 New York, New York 10005


 Henrick Jochem Hielkema             Director                  Financial Services      The
 Fortis (NL) NV                                                                        Netherlands
 Archimedeslaan 6
 3584 BA Utrecht
 The Netherlands

 Robert J. Blendon                   Director                  Professor, Harvard      USA
 677 Huntington Ave.                                           University
 Boston, MA  02115

 Beth L. Bronner                     Director                  President, COO
  One Univac Lane                                              ADVO, Inc.              USA
 Windsor, CT 06095


 John M. Palms                       Director                  President, University   USA
 University of South Carolina                                  of South Carolina
 President's House
 Columbia, SC 29208

   NAME, BUSINESS ADDRESS            PRESENT POSITION WITH      PRESENT PRINCIPAL     COUNTY OF
                                         FORTIS, INC.              OCCUPATION         CITIZENSHIP

 Georges Valckenaere                 Director                  Chief Executive         Belgium
 Fortis (B)                                                    Officer, Fortis
 Rue Royale 20                                                 International
 1000 Brussels
 Belgium

 Arie A. Fakkert                     Director                  General Manager         The
 Fortis (NL) N.V.                                              Fortis International    Netherlands
 Archimedeslaan 6
 3584 BA Utrecht
 The Netherlands

 H. Carroll Mackin                   Director                  Retired                 USA
 One Chase Manhattan Plaza
 New York, New York 10005



 Anton van Rossum                    Chairman of the Board     CEO of Fortis (B) and   The
 Fortis                              of Directors              Fortis (NL) N.V.        Netherlands
 Archimedeslaan 6
 3584 BA Utrecht
 The Netherlands

                        EXECUTIVE OFFICERS AND DIRECTORS
                                       OF
                         FORTIS (B) AND FORTIS (NL) N.V.

The names of the directors and the names and titles of the executive officers of Fortis (B) and their business addresses, principal occupations and citizenship are set forth below.

  NAME, BUSINESS ADDRESS                   CITIZENSHIP, PRESENT POSITION, PRINCIPAL OCCUPATION

 Anton van Rossum                          Dutch Nationality. Chief Executive Officer of Fortis since 2000.
 Fortis                                    Director of McKinsey & Company Inc. from 1972 to 2000.
 Archimedeslaan 6
 3584 BA Utrecht
 The Netherlands
                                           Belgian Nationality.  Chairman  of Fortis since 1981; Vice Chairman
 Count Maurice Lippens                     of Societe Generale de Belgique since 1988. Chairman Compagnie
 Fortis (B)                                Het Zoute, Director Finasucre, Director Groupre Sucrier and
 Boulevard Emile Jacqmain 53               Director Stichting Prioriteit Fortis.
 1000 Brussels
 Belgium

  NAME, BUSINESS ADDRESS                   CITIZENSHIP, PRESENT POSITION, PRINCIPAL OCCUPATION


 Hans J.L.M. Bartelds                      Dutch Nationality.  Chairman of Fortis since 1987.  Managing
 Fortis (NL) N.V.                          Director of AMEV Nederland N.V. from October 1, 1983 to October
 Archimedeslaan 6                          1, 1987.  Member Supervisory Committee St. Antonius Hospital,
 3584 BA Utrecht                           member Supervisory Committee Stichting Partners in de
 The Netherlands                           Gezondheidszorg, member Supervisory Board Heijmans NV, director
                                           Koninklijke Nederlandse Jaabeurs, member Board of Trustees Postgraduate
                                           Controller Training Programme (University of Amsterdam), director
                                           Stichting Prioriteit Fortis.

 Hendrik Jochem Hielkema                   Dutch Nationality.  Director of Fortis, Vice Chairman of Fortis
 Fortis (NL) NV                            from 1988 to 2000.  Senior Vice President and Chairman of the
 Archimedeslaan 6                          Board of Management of Nederlandse Credietbank N.V., May 1986
 3584 BA Utrecht                           to 1988; Chief General Manager for Overseas Operations, ABN
 The Netherlands                           Bank, from 1985 to 1986; General Manager for International
                                           Policy, ABN Bank, 1983 to 1985; Regional Manager for Brazil and North
                                           America, ABN Bank, 1977-1983. Member Supervisory Board Van Wijnen Holding,
                                           treasurer World Wildlife Fund, chairman Stichting Tresor,
                                           vice-chairman University Hospital of Utrecht, member Nijenrode
                                           International Advisory Board.

 Annemieke J.M. Roobeek                    Dutch Nationality.  Director, Fortis since 1994; Professor of
 Europaplein 115                           Strategy & Transformation Management, Nijenrode University (The
 1079 AX Amsterdam                         Netherlands School of Business, Breukelen) since 1997; Cornelis
 The Netherlands                           Verolme Professor of Technology and Economics, Nijenrode
                                           University from 1989 to 1997; Senior Research Fellow of the Royal
                                           Netherlands Academy of Arts and Sciences (KNAW) at the faculty of
                                           Economics and Econometrics of the University of Amsterdam from 1989 to
                                           1995.

 Jacob Rienk Glasz                         Dutch Nationality.  Vice Chairman of Fortis since 2000.
 Trenite van Doorne,                       Director, Fortis since 1989.  Professor of Corporate Governance
 Advocaten en notarissen                   (University of Amsterdam); Advocate and Chairman of the law
 De Lairessestraat 133                     firm of the Partnership Trenite van Doorne.  Member of the
 1075 HJ Amsterdam                         Supervisory Board of Glaxo BV; Member of the Supervisory Board
 The Netherlands                           of Citroen NL BV; Member of the Supervisory Board of Coca Cola
                                           Beverages NL BV; Member of the Supervisory Board of Bongrain SA.

 Baron Daniel Janssen                      Belgian Nationality.  Director, Fortis since 1999; Chairman of the Board of
 SOLVAY                                    Directors of Solvay S.A.; Director of Generale de Banque S.A.
 Rue du Prince Albert, 33                  from 1976 to 1998; President of CEFIC (European Chemical
 1050 Brussels                             Industry Counsel) 1991/1992; member of the European Round Table
 Belgium                                   of Industrialists (ERT) since 1992; Vice-Chairman of the Board and of the Executive Committee of UCB from 1975 to 1984.

 Johannes Jacobus Slechte                  Dutch Nationality.  Director, Fortis since 1996.  President of
 Shell Nederland B.V.                      Shell Nederland B.V. since December 1992.  Member of the
 Postbus 1222                              Supervisory Board of Samas-Groep NV; Chairman of Supervisory
 3000 BE Rotterdam                         Committee TU Delft.
 The Netherlands

  NAME, BUSINESS ADDRESS                   CITIZENSHIP, PRESENT POSITION, PRINCIPAL OCCUPATION


 Philippe Speeckaert                       Belgian Nationality.  Director, Fortis since 1989; Certified Public
 Welriekendedreef 20                       Accountant Partner of KPMG since 1987 and of BBKS (Belgian
 3090 Overijse                             accounting firm) since 1982.  Director, Immoran; Director,
 Belgium                                   Spontin; Director, Chevron.

 Piet Van Waeyenberge                      Belgian Nationality.  Director, Fortis since 1988; Chairman of De Eik NV;
 Asphales                                  Chairman of Fortales NV; Director of Societe Generale de
 Eikelenbergstraat 20                      Belgique; Director, Janssen Pharmaceutica NV; Director, Campina
 1710 Dilbeek                              Melkunie NV; Director, Pietercil NV.
 Belgium

 Nicholas Jan Westdijk                     Dutch Nationality.  Director, Fortis since 1996.  Lawyer;
 Koninklijke Pakhoed N.V.                  Chairman of the Managing Board of Furness N.V. from 1979 till
 Postbus 863                               1990; Member of the Managing Board of Royal Pakhoed N.V. from
 3000 AW Rotterdam                         1990 till 1992; Member, Supervisory Board Wolters Kluwer N.V.;
 The Netherlands                           Member, Supervisory Board Connexxion Holding.

 Gerrit Wilmink                            Dutch Nationality.  Director, Fortis since 1996.  Senior Director
 Prins Bernhardlaan 8a                     of Hoogovens Groep B.V. from 1975 to 1993; Member of the
 1942 AA Beverwijk                         Committee of Arbitration and of the Council of Arbitration for
 The Netherlands                           Nijverheid en Handel; Chairman of Supervisory Committee Red
                                           Cross Hospital Beverwijk; Member, Supervisory Committee
                                           Heliomare.

 Valere Croes                              Belgium.  Director, Fortis since 1987.  Term runs to 2000.
 Koninginnenlaan 32                        Chairman of the U.P.E.A. (Belgian Insurers Organisation) from
 8300 Knokke-Heist                         1990 to 1993.  Chairman of Sabena since 1997, Vice-Chairman
 Belgium                                   Compagnie Immobiliere de Belgique; Director, Societe Generale de
                                           Belgique; Director, Tractebel; Director, Tesssenderlo Chemie;
                                           Director, Stichting Continuiteit Fortis (NL).

 Etienne Davignon                          Belgium.  Director, Fortis since 1989. Chairman Societe
 c/o Societe Generale de Belgique          Generale de Belgique since 1989; Director of Societe Generale
 Rue Royale 30                             de Belgique since 1985; Deputy Chairman of E.E.C. (European
 1000 Brussels                             Economic Community), 1981-1984.  Chairman Union Miniere;
 Belgium                                   Vice-Chairman Tractebel; Director, Solvay; Director, Suez
                                           Lyonnaise des Eaux; Director, Pechiney; Director, BASF;
                                           Vice-Chairman Arbed.

 Christine Morin-Postel                    French Nationality.  Director, Fortis since 1998.  Managing Director
 c/o Societe Generale de Belgique          Societe Generale de Belgique; Director, Tractebel; Director,
 Rue Royale 30                             Union Miniere; Director, Suez Industries; Director of The Rank
 1000 Brussels                             Group PLC; Director, Elyo; Chair of Trigen.
 Belgium

                                     ANNEX B
                                 TO SCHEDULE 13D


The name, residential or business address, present principal occupation, name of employer and address of employer of each of the Proxy Holders are set forth below.

NAME, BUSINESS ADDRESS                   PRESENT PRINCIPAL OCCUPATION AND EMPLOYER

Jerome A. Atkinson                  Senior Vice President and General Counsel, Fortis, Inc.
One Chase Manhattan Plaza
New York, New York 10005

Drew Desky                          Vice President - Mergers and Acquisitions, Fortis, Inc.
One Chase Manhattan Plaza
New York, New York 10005

Katherine Greenzang                 Vice President and Corporate Counsel, Fortis, Inc.
One Chase Manhattan Plaza
New York, New York 10005

                                     ANNEX C
                                 TO SCHEDULE 13D

The name, residential or business address, present principal occupation, name of employer and address of employer of each of the Stockholders are set forth below.

NAME, BUSINESS ADDRESS                        PRESENT PRINCIPAL OCCUPATION AND EMPLOYER

George C. Carpenter IV                        Chairman and Chief Executive Officer of CORE, INC.
CORE, INC.
18881 Von Karman Avenue
Irvine, California 92612
Jill Ann Carpenter

Craig C. Horton                               President and Chief Operating Officer of CORE, INC.
CORE, INC.
18881 Von Karman Avenue
Irvine, California 92612
R. Gary Dolenga                               Executive Consultant to SSDC Corp. (a CORE, INC. subsidiary)
39500 Orchard Hill Place, Suite 350
Novi, Michigan 48375-5373
Stephen C. Caulfield                          Chairman, The Chickering Group
25 First Street
Cambridge, Massachusetts 02141
Joanne B. Caulfield*
302 Commonwealth Avenue
Boston, Massachusetts 02115
Lisa O Hansen **                              Managing Director, Disability RMS (a CORE, INC. subsidiary)
178 Middle Street                             Executive Vice President, CORE, INC.
Portland, Maine 04101
James T. Fallon **                            Managing Director, Disability RMS (a CORE, INC. subsidiary)
178 Middle Street                             Executive Vice President, CORE, INC.
Portland, Maine 04101
Michael D. Lachance **                        Managing Director of Disability RMS (a CORE, INC. subsidiary)
178 Middle Street                             Executive Vice President, CORE, INC.
Portland, Maine 04101
Leslie Alexandre                              Assistant Director for Industrial Relations
6647 Fairfax Road                             National Cancer Institute/National Institutes of Health
Chevy Chase, Maryland 20815
David Tourangeau *                            Retired
33 Old Powerhouse Road
Falmouth, Maine 04105
Richard Towle *                               Senior Vice President, Boston University
71 Bay State Road
Boston, Massachusetts 02215
James R. Boris                                Chairman, JB Capital Management, LLC
211 East Ontario, 18th Floor
Chicago, Illinois 60611

*     Residential address listed.
**    Address listed is that of Disability RMS.